                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 11-K

(Mark One)

     (X)  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 1996.

                                      OR

     (  ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to
                              ----------------------  ------------------------
Commission file number:

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Met-Coil Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Met-Coil Systems Corporation
          5486 6th Street SW
          Cedar Rapids, IA 52404

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 11-K

                             REQUIRED INFORMATION

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the Met-Coil Retirement Plan as required by Form 11-K together with the report thereon of Deloitte & Touche LLP, independent auditors, dated May 23, 1997.

(b) Exhibits: A consent of Deloitte & Touche LLP is being filed as Exhibit 24 to this Report.

MET-COIL RETIREMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:
 Statements of Net Assets Available for Benefits
  December 31, 1996 and 1995                                                 2
 Statements of Changes in Net Assets Available for Benefits
  for the Years Ended December 31, 1996 and 1995                             4
 Notes to Financial Statements                                               8

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1996
 AND FOR THE YEAR THEN ENDED:
  Item 27A - Schedule of Assets Held for Investment Purposes                 12
  Item 27D - Schedule of Reportable Transactions                             13


(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

                             [LOGO APPEARS HERE]

                           [LETTERHEAD APPERS HERE]


INDEPENDENT AUDITORS' REPORT

To the Plan Administrator
Met-Coil Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Met-Coil Retirement Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund and supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

May 23, 1997


[LOGO APPEARS HERE]


MET-COIL RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                              SUPPLEMENTAL INFORMATION BY FUND
                                 ---------------------------------------------------------------------------------------
                                                                                                              MET-COIL
                                                       LARGE CAP  LARGE CAP  SMALL CAP                        SYSTEMS
                                          INTERNATIONAL  VALUE     GROWTH     GROWTH    STABLE              CORPORATION
                                 BALANCED     EQUITY    EQUITY     EQUITY     EQUITY     VALUE   PARTICIPANT   COMMON
                                   FUND        FUND      FUND       FUND       FUND       FUND       LOANS     STOCK      TOTAL

ASSETS

INVESTMENTS:
 Investments at fair value       $1,787,282  $121,972  $369,685  $1,017,268  $935,901  $3,134,306            $382,008  $7,748,422
 Loans to participants                                                                             $127,222               127,222
                                 ----------  --------  --------  ----------  --------  ----------  --------  --------  ----------
      Total investments           1,787,282   121,972   369,685   1,017,268   935,901   3,134,306   127,222   382,008   7,875,644
                                 ----------  --------  --------  ----------  --------  ----------  --------  --------  ----------
RECEIVABLES:
 Employer contributions              79,480                                                                                79,480
 Participants' contributions         11,068     8,429     5,293       9,143    12,511       4,096                          50,540
                                 ----------  --------  --------  ----------  --------  ----------  --------  --------  ----------
      Total receivables              90,548     8,429     5,293       9,143    12,511       4,096                         130,020
                                 ----------  --------  --------  ----------  --------  ----------  --------  --------  ----------
NET ASSETS AVAILABLE FOR
 BENEFITS (Note 5)               $1,877,830  $130,401  $374,978  $1,026,411  $948,412  $3,138,402  $127,222  $382,008  $8,005,664
                                 ==========  ========  ========  ==========  ========  ==========  ========  ========  ==========

See notes to financial statements.


MET-COIL RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995
-----------------------------------------------------------------------------------------------------------------------------------
                                                               SUPPLEMENTAL INFORMATION BY FUND
                                    ------------------------------------------------------------------------------------
                                                                                                               MET-COIL
                                                         LARGE CAP  LARGE CAP  SMALL CAP                       SYSTEMS
                                            INTERNATIONAL  VALUE     GROWTH     GROWTH    STABLE             CORPORATION
                                    BALANCED    EQUITY     EQUITY    EQUITY     EQUITY     VALUE  PARTICIPANT   COMMON
                                      FUND       FUND       FUND      FUND       FUND       FUND      LOANS      STOCK     TOTAL

ASSETS

INVESTMENTS:
 Investments at fair value          $1,479,048  $116,981  $267,540  $746,971  $549,963  $3,897,034            $306,040  $7,363,577
 Loans to participants                                                                              $147,559               147,559
                                    ----------  --------  --------  --------  --------  ----------  --------  --------  ----------

      Total investments              1,479,048   116,981   267,540   746,971   549,963   3,897,034   147,559   306,040   7,511,136
                                    ----------  --------  --------  --------  --------  ----------  --------  --------  ----------
RECEIVABLES:
 Employer contributions                                                                                         95,868      95,868
 Participants' contributions            11,883     2,256     4,613     8,674    11,083      16,646                          55,155
                                    ----------  --------  --------  --------  --------  ----------  --------  --------  ----------

      Total receivables                 11,883     2,256     4,613     8,674    11,083      16,646              95,868     151,023

TEMPORARY CASH INVESTMENTS               6,603                                                                               6,603
                                    ----------  --------  --------  --------  --------  ----------  --------  --------  ----------
NET ASSETS AVAILABLE FOR
 BENEFITS (Note 5)                  $1,497,534  $119,237  $272,153  $755,645  $561,046  $3,913,680  $147,559  $401,908  $7,668,762
                                    ==========  ========  ========  ========  ========  ==========  ========  ========  ==========


See notes to financial statements.


MET-COIL RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   SUPPLEMENTAL INFORMATION BY FUND
                                                               --------------------------------------------------------------------
                                                                                     LARGE CAP   LARGE CAP  SMALL CAP
                                                                        INTERNATIONAL  VALUE       GROWTH    GROWTH     STABLE
                                                                BALANCED    EQUITY     EQUITY      EQUITY    EQUITY      VALUE
                                                                  FUND       FUND       FUND        FUND      FUND       FUND

INVESTMENT INCOME:
 Interest and dividends, net of fund administrative expenses   $   28,750  $    380  $  6,840  $   (2,532) $ (6,896) $   83,198
 Net appreciation (depreciation) in
  fair value of investments                                       189,732     4,765    49,925     157,026   122,377     101,564
                                                               ----------  --------  --------  ----------  --------  ----------
      Total investment income                                     218,482     5,145    56,765     154,494   115,481     184,762
                                                               ----------  --------  --------  ----------  --------  ----------
CONTRIBUTIONS:
 Employer                                                         317,740
 Participants                                                     145,056    38,281    61,947     112,856   152,877      96,880
                                                               ----------  --------  --------  ----------  --------  ----------
      Total contributions                                         462,796    38,281    61,947     112,856   152,877      96,880
                                                               ----------  --------  --------  ----------  --------  ----------
BENEFITS PAID TO TERMINATED PARTICIPANTS                         (357,124)  (38,503)  (28,399)    (81,867)  (72,849)   (699,546)
                                                               ----------  --------  --------  ----------  --------  ----------
OTHER:
 Transfer of assets due to participant elections, net              59,814     7,317     8,099      91,079   179,766    (346,075)
 Disbursements of participant loans                               (12,190)   (4,200)   (2,700)    (13,200)   (5,200)    (17,349)
 Repayments of participant loans                                    8,518     3,124     7,113       7,404    17,291       6,050
                                                               ----------  --------  --------  ----------  --------  ----------
INCREASE (DECREASE) IN NET ASSETS
 AVAILABLE FOR BENEFITS                                           380,296    11,164   102,825     270,766   387,366    (775,278)

NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF YEAR                                  1,497,534   119,237   272,153     755,645   561,046   3,913,680
                                                               ----------  --------  --------  ----------  --------  ----------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                                       $1,877,830  $130,401  $374,978  $1,026,411  $948,412  $3,138,402
                                                               ==========  ========  ========  ==========  ========  ==========

                                                                                                                    (Continued)


MET-COIL RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996 (CONCLUDED)
-----------------------------------------------------------------------------------------------------------------------------
                                                                           SUPPLEMENTAL INFORMATION BY FUND
                                                                          ----------------------------------
                                                                                            MET-COIL
                                                                                            SYSTEMS
                                                                                          CORPORATION
                                                                           PARTICIPANT       COMMON
                                                                              LOANS           STOCK               TOTAL

INVESTMENT INCOME:
 Interest and dividends, net of fund administrative expenses                $  6,404       $   1,210          $   117,354
 Net appreciation (depreciation) in
  fair value of investments                                                                  217,170              842,559
                                                                            --------       ---------          -----------
      Total investment income                                                  6,404         218,380              959,913
                                                                            --------       ---------          -----------
CONTRIBUTIONS:
 Employer                                                                                    (20,268)             297,472
 Participants                                                                                                     607,897
                                                                                           ---------          -----------
      Total contributions                                                                    (20,268)             905,369
                                                                                           ---------          -----------
BENEFITS PAID TO TERMINATED PARTICIPANTS                                     (32,080)       (218,012)          (1,528,380)
                                                                            --------       ---------          -----------
OTHER:
 Transfer of assets due to participant elections, net
 Disbursements of participant loans                                           54,839
 Repayments of participant loans                                             (49,500)
                                                                            --------       ---------
INCREASE (DECREASE) IN NET ASSETS
 AVAILABLE FOR BENEFITS                                                      (20,337)        (19,900)             336,902

NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF YEAR                                               147,559         401,908            7,668,762
                                                                            --------       ---------          -----------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                                                    $127,222       $ 382,008          $ 8,005,664
                                                                            ========       =========          ===========


See notes to financial statements.



MET-COIL RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                 SUPPLEMENTAL INFORMATION BY FUND
                                                               --------------------------------------------------------------------
                                                                                     LARGE CAP  LARGE CAP  SMALL CAP
                                                                        INTERNATIONAL  VALUE     GROWTH     GROWTH      STABLE
                                                                BALANCED    EQUITY     EQUITY    EQUITY     EQUITY       VALUE
                                                                  FUND       FUND       FUND      FUND       FUND        FUND

INVESTMENT INCOME:
 Interest and dividends, net of fund administrative expenses   $   97,087  $  4,888  $  9,139  $ 32,555    $ 79,890  $  195,852
 Net appreciation (depreciation) in
  fair value of investments                                       164,135      (940)    4,955    (8,921)    (40,342)     17,819
                                                               ----------  --------  --------  --------    --------  ----------
      Total investment income                                     261,222     3,948    14,094    23,634      39,548     213,671
                                                               ----------  --------  --------  --------    --------  ----------
CONTRIBUTIONS:
 Employer
 Participants                                                     188,454    10,706    22,675    54,095      50,057     136,135
                                                               ----------  --------  --------  --------    --------  ----------
      Total contributions                                         188,454    10,706    22,675    54,095      50,057     136,135
                                                               ----------  --------  --------  --------    --------  ----------
BENEFITS PAID TO TERMINATED PARTICIPANTS                          (23,001)                                             (378,228)
                                                               ----------  --------  --------  --------    --------  ----------
OTHER:
 Transfer of assets between investment managers                  (128,768)  103,713   233,355   674,135     466,709     129,641
 Transfer of assets due to participant elections, net            (277,563)                                              438,918
 Disbursements of participant loans                               (17,930)                                               (3,600)
 Repayments of participant loans                                   17,562       870     2,029     3,781       4,732       9,500
                                                               ----------  --------  --------  --------    --------  ----------
INCREASE (DECREASE) IN NET ASSETS
 AVAILABLE FOR BENEFITS                                            19,976   119,237   272,153   755,645     561,046     546,037

NET ASSETS AVAILABLE FOR
 BENEFITS AT BEGINNING OF YEAR                                  1,477,558                                             3,367,643
                                                               ----------  --------  --------  --------    --------  ----------
NET ASSETS AVAILABLE FOR
 BENEFITS AT END OF YEAR                                       $1,497,534  $119,237  $272,153  $755,645    $561,046  $3,913,680
                                                               ==========  ========  ========  ========    ========  ==========

                                                                                                                    (Continued)

MET-COIL RETIREMENT PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995 (CONCLUDED)
------------------------------------------------------------------------------------------------------------------------------------
                                                             SUPPLEMENTAL INFORMATION BY FUND
                                         -----------------------------------------------------------------------------
                                                        MET-COIL
                                                        SYSTEMS      SCHWAB        SCHWAB     SCHWAB     AGGRESSIVE
                                                      CORPORATION  INTERNATIONAL   GROWTH     GENERAL      GROWTH
                                         PARTICIPANT    COMMON       EQUITY        EQUITY      BOND        EQUITY
                                           LOANS        STOCK         FUND          FUND       FUND         FUND        TOTAL
INVESTMENT INCOME:
 Interest and dividends, net of fund
  administrative expenses                             $     847     $   (163)     $  3,769      $7,655       $    755    $  432,274
 Net appreciation (dpreciation) in
  fair value of investments                            (507,343)      16,998       151,912       9,391         45,104      (147,232)
                                                      ---------     --------       -------      ------       --------    ----------
    Total investment income                            (506,496)      16,835       151,681      17,046         45,859       285,042
                                                      ---------     --------       -------      ------       --------    ----------

CONTRIBUTIONS:
Employer                                                374,312                                                             374,312
Participants                                                          34,050        86,599      19,302         45,024       647,097
                                                      ---------     --------       -------      ------       --------    ----------
    Total contributions                                 374,312       34,050        86,599      19,302         45,024     1,021,409
                                                      ---------     --------       -------      ------       --------    ----------

BENEFITS PAID TO TERMINATED PARTICIPANTS                (48,535)     (28,393)      (25,343)     (4,557)       (14,281)     (522,338)
                                                      ---------     --------       -------      ------       --------    ----------

OTHER:
 Transfer of assets between investment                              (187,925)     (878,110)   (157,417)      (255,333)
  managers
 Transfer of assets due to participant
  elections, net                                          1,530     ( 18,366)      (76,503)    (35,645)       (32,371)
 Disbursements of participant loans     $  34,890                       (620)      (10,500)     (1,600)          (640)
 Repayments of participant loans          (62,568)                     3,783        12,803       2,417          5,091
                                        ---------     ---------     --------       -------      ------       --------    ----------

INCREASE (DECREASE) IN NET ASSETS
 AVAILABLE FOR BENEFITS                   (27,678)     (179,189)    (180,636)     (735,373)   (160,454)      (206,651)      784,113

NET ASSETS AVAILABLE FOR
BENEFITS AT BEGINNING OF YEAR             175,237       581,097      180,636       735,373     160,454        206,651     6,884,649
                                        ---------     ---------     --------       -------      ------       --------    ----------
NET ASSETS AVAILABLE FOR BENEFITS
 AT END OF YEAR                         $ 147,559     $ 401,908     $   -          $   -       $   -         $   -       $7,668,762
                                        =========     =========     ========       =======      ======       ========    ==========

See notes to financial statements.

MET-COIL RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     The following description of the Met-Coil Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL - The Plan is a defined contribution plan covering substantially all of the employees of Met-Coil Systems Corporation and subsidiaries (the "Company") who have completed six months of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and, where applicable, an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

     CONTRIBUTIONS - Participants may contribute up to 15% of their annual wages before bonuses and commissions. Participants may change their contribution percentage as of the first day of any calendar quarter.

     The Company contributes to the Plan an amount equal to 2% of eligible employee compensation. Also, the Company matches 100% of the first 3% of compensation contributed as an elective deferral by a participant. The Company makes no contributions for the Lockformer Company bargaining unit employees. Iowa Precision Industries, Inc. bargaining unit employees receive employer contributions, as specified in the Collective Bargaining Agreement.

     Additional amounts may be contributed at the discretion of the Company's Board of Directors.

     Employee contributions are invested in accordance with instructions of the participants. Prior to January 1, 1996, employer contributions were used to purchase Company stock; after January 1, 1996, employer contributions are invested in the Balanced Fund.

     INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct employee contributions in 10% increments to any one or more of the following funds:

     BALANCED FUND - The fund invests primarily in large capitalization, high-quality common stocks and in fixed income senior securities rated within the first four highest categories established by Moody's Investors Service or Standard & Poor's Corporation.

     INTERNATIONAL EQUITY FUND - The fund invests primarily in equity securities of companies domiciled outside the United States.

     LARGE CAP VALUE EQUITY FUND - The fund invests primarily in common stocks of issuers with total market capitalization of $1 billion or greater at the time of purchase.

     LARGE CAP GROWTH EQUITY FUND - The fund invests primarily in common stocks of issuers with total market capitalization of $1 billion or greater at the time of purchase.

     SMALL CAP GROWTH EQUITY FUND - The fund invests primarily in common stocks of companies with total market capitalization less than $1 billion at the time of purchase.

     STABLE VALUE FUND - The fund has two portfolios of investment contracts issued by high quality life insurance and investment companies; one collective trust fund is managed by Firstar Trust Co. and the other is managed by Smith Barney Corporate Trust Co. The fund may also invest in units of other guaranteed investment contract collective funds.

     LOANS TO PARTICIPANTS - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer between the investment funds designated by the participant and the loan fund. Loan terms range from 1 to 5 years. The loans are secured by the balance in the participant's account and bear interest at the prime rate at the date of the loan, plus 1%. Principal and interest is paid through payroll deductions.

     PAYMENT OF BENEFITS - Upon termination of service, a participant receives a lump-sum amount equal to the value of his or her account.

     ADMINISTRATIVE COSTS - Certain administrative costs of the Plan are paid by the Company and are not reflected in the financial statements of the Plan. Administrative costs paid by the Plan are reported as a reduction of investment income.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accounting records of the Plan are maintained on an accrual basis.

     PARTICIPANT WITHDRAWALS - Participant withdrawals are recorded on the cash basis.

     VALUATION OF INVESTMENTS - Investments in corporate common stocks are stated at fair value based on closing sales prices reported on recognized securities exchanges on the last business day of the year. Mutual funds and collective trust funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Participant loans are valued at cost plus accrued interest, which approximates fair value.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported value of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

     RECLASSIFICATIONS - Certain 1995 amounts have been reclassified to conform with the 1996 presentation.

3.   INVESTMENTS EXCEEDING 5% OF NET ASSETS

     Individual investments representing 5% or more of the fair value of net assets available for benefits as of December 31, 1996 and 1995 are as follows:

                                                                               1996          1995
        Firstar Trust Co. - Guaranteed Investment Contract - Variable      $1,411,436     $2,104,738
        Smith Barney Corporate Trust Co. - Guaranteed Investment
         Contract - Variable                                                1,722,870      1,792,296
        CG Capital Markets Funds:
         Balanced Fund                                                      1,787,282      1,479,048
         Large Cap Growth Equity Fund                                       1,017,268        746,971
         Small Cap Growth Equity Fund                                         935,901        549,963

4.   INVESTMENT IN COMMON TRUSTS

     The majority of the Plan's investment assets are held in common trust accounts at the Firstar Trust Company and the Smith Barney Corporate Trust Company and consist of interests in investments in guaranteed investment contracts of the respective trust organization ("Trust"), full service trust organizations established by Firstar Corporation and the Travelers Group. Use of the Trust permits the commingling of the trust assets with a number of retirement plans held by the trust organizations for investment and administrative purposes. Although assets are commingled in the Trust, Firstar Trust Company and Smith Barney Corporate Trust Company maintain supporting records for the purpose of allocating the net gains of the investment accounts to the various participating plans.

     The investment accounts of the Trusts are valued at estimated fair value at the end of each month. The net gain (loss) on the accounts for each month are allocated by the trustees to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

5.   PARTICIPANT TERMINATIONS

     For the years ended December 31, 1996 and 1995, respectively, the Plan had $2,101 and $61,391 of net assets available for benefits allocated to participants who had withdrawn from the Plan, but had not disbursed the funds to participants.

6.   BENEFIT PAYMENTS

     In February 1996, the Company sold its Rowe Machinery & Automation subsidiary. During May 1996, $901,856 was transferred to the new employer's retirement plan in a trust-to-trust transfer. In addition, approximately 65,000 shares of the Company's common stock were liquidated and funds were transferred to the new employer's retirement plan.

7.   PLAN AMENDMENTS

     Effective January 1, 1996, the Plan was amended to permit employees to make salary reduction contributions effective the first day of the calendar quarter immediately following the completion of the first six months of their employment. The Plan was also amended to change employer contributions from cash used to purchase Company stock to cash investments in the Balanced Fund.

8.   TRANSACTIONS WITH PARTIES-IN-INTEREST

     At December 31, 1996 and 1995, the Plan held 265,652 and 306,040 shares of common stock of Met-Coil Systems Corporation, a sponsoring employer, with a cost basis of $732,859 and $845,283, respectively. During the years ended December 31, 1996 and 1995, the Plan recorded total investment income (loss) of ($506,496) and $218,380 from the Met-Coil Systems Corporation Common Stock.

9.   TERMINATION PRIORITIES OF THE PLAN

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

10.  TAX STATUS

     The Company obtained its latest determination letter in 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has since been amended in 1996 as discussed in Note 3, however, Plan management believes that the Plan is currently designed and being operated in accordance with applicable rules and regulations of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


                                  * * * * *

MET-COIL RETIREMENT PLAN

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------
                                                DESCRIPTION OF INVESTMENT,
       IDENTITY OF ISSUER, BORROWER,         INCLUDING MATURITY DATE, INTEREST                     FAIR
          LESSOR OR SIMILAR PARTY             RATE AND PAR OR MATURITY VALUE        COST           VALUE
Balanced Fund:
 CG Capital Markets - Balanced Investments   169,250 mutual fund shares            $1,627,717     $1,787,282
International Equity Fund:
 CG Capital Markets - International Equity
 Investments                                  12,076 mutual fund shares               127,122        121,972
Large Cap Value Equity Fund:
 CG Capital Markets - Large Cap
 Value Investments                            30,129 mutual fund shares               335,706        369,685
Large Cap Growth Equity Fund:
 CG Capital Markets - Large Cap Growth
 Investments                                  71,740 mutual fund shares               913,770      1,017,268
Small Cap Growth Equity Fund:
 CG Capital Markets - Small Cap Growth
 Investments                                  57,137 mutual fund shares               973,552        935,901
Employer Securities:
 Met-Coil Systems Corporation*                265,652 shares                          732,859        382,008
Stable Value Fund:
 Firstar Trust Co.                           Variable                               1,237,039      1,411,436
 Smith Barney Corporate Trust Co.            Variable                               1,524,211      1,722,870
Participant Loans:
 Various participants*                       6.5%-10%, due at various dates
                                             with latest maturity on 1/31/02          127,222        127,222
                                                                                   ----------     ----------
Total Investments                                                                  $7,599,198     $7,875,644
                                                                                   ==========     ==========

*  Indicates party-in-interest to the Plan.

MET-COIL RETIREMENT PLAN

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             CURRENT
                                                                                                              VALUE
                                                                                                           OF ASSET ON
       IDENTITY OF                DESCRIPTION      NUMBER OF   PURCHASE  NUMBER OF   SELLING    COST OF    TRANSACTION   NET GAIN
     PARTY INVOLVED                OF ASSETS       PURCHASES     PRICE    SALES       PRICE      ASSET        DATE        (LOSS)
CATEGORY (i) - INDIVIDUAL TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS.

Firstar Trust Co.         Employee Benefit Stable                             1     $613,101    $600,630   $613,101      $12,471
                          Asset Fund

CATEGORY (ii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS.

Firstar Trust Co.         Employee Benefit Stable
                          Asset Fund                                         17      792,221     774,154    792,221       18,067

Smith Barney Corporate    Employee Benefit Stable
Trust Co.                 Asset Fund                                         14      379,808     350,684    379,808       29,124

Smith Barney Corporate    CG Capital Markets
Trust Co.                 Balanced Fund               32        $602,961                         602,961    602,961

Smith Barney Corporate    CG Capital Markets
Trust Co.                 Balanced Fund                                      23      442,232     393,496    442,232       48,736

Smith Barney Corporate    CG Capital Markets
Trust Co.                 Small Cap Growth            22         465,454                         465,454    465,454


                           MET-COIL RETIREMENT PLAN

                                  FORM 11-K

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       MET-COIL RETIREMENT PLAN


Date: June 27, 1997                    By: /s/ Patricia R. Kilpatrick
                                          ---------------------------
                                           Patricia R. Kilpatrick
                                           Trustee/Plan Administrator

                           MET-COIL RETIREMENT PLAN

                                  FORM 11-K

                                EXHIBIT INDEX


Exhibit                                                                  Page
Number                              Exhibit                              Number
-------              ---------------------------------                   ------

24                   Consent of Deloitte & Touche LLP